UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(01 – 30 June 2018)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Director/PDMR Shareholding 11 June 2018	Announcement Possible partial tender offer for shares in SJF 25 June 2018

Diageo PLC – Director/PDMR Shareholding
Dated 11 June 2018

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. J FERRÁN 2. KA MIKELLS 3. D HARLOCK 4. D CUTTER 5. T FRAME 6. D MOBLEY 7. S MORIARTY
b)	Position / status	1. CHAIRMAN 2. CFO 3. COMPANY SECRETARY 4-7. MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Identification code/ ISIN	GB0002374006
c)	Nature of the transaction	1: PURCHASE UNDER ARRANGEMENT WITH COMPANY 2-7: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £ 27.38	302
		2. £ 27.38	8
		3. £ 27.38	7
		4. £ 27.38	8
		5. £ 27.38	9
		6. £ 27.38	9
		7. £ 27.38	6
e)	Aggregated information	N/A
f)	Date of transaction	11 JUNE 2018
g)	Place of transaction	LONDON STOCK EXCHANGE (XLON)

Diageo PLC – Possible partial tender offer for shares in SJF
Dated 25 June 2018

 25 June 2018

Possible partial tender offer for shares in Sichuan Shuijingfang Company Limited

Diageo has approached the Board of Directors of Sichuan Shuijingfang Company Limited ("SJF") with a proposal for a partial tender offer to increase its aggregate equity stake in SJF (through its wholly-owned subsidiaries) from approximately 39.71% to up to 60.0% at an offer price of RMB62 per share.

SJF has made an announcement in respect of such proposal on the website of the Shanghai Stock Exchange (http://www.sse.com.cn). An English translation of SJF's announcement is set out below.

The announcement today, of the proposal outlined above, does not constitute the announcement of an offer and creates no obligation on Diageo and/or any Diageo subsidiary to make an offer. Accordingly, shareholders in SJF have been advised that such proposal is still under discussion and there can be no certainty that any offer will be made.  Shareholders have been further advised to be aware of investment risks in SJF shares. Further developments will be communicated to shareholders in due course.

Enquiries:

Investor Relations: Pier Falcione                                                 +44 (0) 20 8978 4838
                                                                                                      investor.relations@diageo.com

Media Relations: Jessica Rouleau                                               +44 (0) 20 8978 1286
                                                                                                      press@diageo.com

About SJF

SJF is a China-based and Shanghai-listed company principally engaged in the manufacture and sales of alcoholic products. It mainly provides liquor series products under the brand of "Swellfun" and its wine products include Swellfun Diancang, Swellfun Jingtai, Swellfun Zhenniang No. 8, Swellfun Yuanmingqing, Swellfun Jingcui, Swellfun Hongyun, Swellfun Jindian, Swellfun Meilanjuzhu, Xiaoshuijing, Shuijingshangpin and Tianhaochen. SJF distributes its products within both domestic and overseas markets.

About GMIHL

GMIHL is a wholly owned investment holding company of Diageo, the global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

Celebrating life, every day, everywhere.

Translation of SJF announcement:

Stock code: 600779              Stock abbreviation: Shuijingfang  Announcement No. Lin 2018-021

Sichuan Shuijingfang Co., Ltd.
Indicative Announcement of Material Matters

The board of directors (the “Board”) and all directors of the Company warrant that this announcement does not contain any false information, misleading statement or material omission. The Board and all directors of the Company will be jointly and severally liable for the truthfulness, accuracy and completeness of the information contained herein.

Important notice:

This partial tender offer is still under discussion and there is no certainty that that it will be made. The Company will continue to perform its information disclosure obligations in accordance with applicable laws and regulations.  Investors are advised to stay informed of further announcements that may be issued by the Company and be aware of investment risks.

On 25 June 2018, Sichuan Shuijingfang Co., Ltd. (the "Company" or "SJF") received a written notification from its actual controller, Diageo plc ("Diageo"), stating that Diageo proposes to increase the percentage of its holding of SJF shares from 39.71% to up to 60.00% through a tender offer.

The offeror entity for this tender offer (the "Offeror") is Grand Metropolitan International Holdings Limited, an indirect wholly-owned subsidiary of Diageo, which indirectly holds 193,999,598 SJF shares, representing 39.71% of the total share capital of the Company.

I.        Basic plan of the Tender Offer
(I)       Name of the target company and shares to be acquired
1.         Name of the target company: Sichuan Shuijingfang Co., Ltd.
2.         Name of the stock of the target company: Shuijingfang
3.         Code of the stock of the target company: 600779
4.         Type of shares: RMB common shares
5.         The Offeror, which is an indirect wholly-owned subsidiary of Diageo, proposes to acquire up to 99,197,820 shares of Sichuan Shuijingfang Co., Ltd. through a tender offer, and there is no minimum share tendered acceptance condition.
6.         Percentage of the shares to be acquired in the total share capital of the target company: 20.29%
7.         Form of payment: Cash
8.         Tender offer price: RMB62.00 per share
9.         This tender offer will be a partial tender offer to be issued by the Offeror to SJF shareholders other than Sichuan Chengdu Shuijingfang Group Co., Ltd. and Diageo Highlands Holding B.V.  Upon the publication of the tender offer report, this tender offer will be subject to no other condition.

(II)      Tender offer price and its calculation basis
1.         Tender offer price: The tender offer price is RMB62.00 per share.
2.         Calculation basis
According to the Measures for Administration of Acquisition of Listed Companies (the "Acquisition Measures") and other relevant regulations, the tender offer price and its calculation basis are as follows:
(1)        The Offeror did not acquire any SJF shares in 6 months prior to the date of this indicative announcement of the tender offer.
(2)        The volume weighted daily average price of SJF shares in the 30 trading days prior to the date of this indicative announcement of the tender offer is RMB49.61 per share.  After taking into consideration the overall development and recent market price level in the industry, it is decided that the trading price of the tender offer is RMB62.00 per share, representing a 24.97% premium over the volume weighted daily average price of the shares in the 30 trading days prior to the date of the indicative announcement of the tender offer report, and a 22.63% premium over the closing price on 25 June 2018.
(3)        The tender offer price of the Tender Offer is not lower than the maximum price paid by the Offeror for acquiring the same class of shares in 6 months prior to the date of the indicative announcement of the Tender Offer, or the volume weighted daily average price of the same class of shares in the 30 trading days prior to the date of the indicative announcement.  Therefore, the tender offer price complies with the requirements under the Acquisition Measures.
(III)     Total funding and source of funds
Based on the tender offer price of RMB62.00 per share, the maximum funding required for the Tender Offer shall be RMB6,145,924,840.00, all of which will be funded from the Offeror's own funds or self-raised funds.
II.       This tender offer is a partial tender offer, and the purpose of the tender offer is not to terminate the listing status of SJF.

III.      Risk alerts
This partial tender offer is still under discussion and there is no certainty that it will be made. The Company will continue to perform its information disclosure obligations in accordance with applicable laws and regulations. Investors are advised to be stay informed of further announcements that may be issued by the Company and be aware of investment risks.

The Company will diligently follow the development of these matters and promptly disclose relevant information in accordance with relevant regulations. The information disclosure platforms designated by the Company are the China Securities, the Shanghai Securities News, the Securities Times, the Securities Daily, and the website of the Shanghai Stock Exchange (www.sse.com.cn).  Please refer to the information in relation to the Company as published on these platforms. Investors are advised to be watchful of relevant announcements and be aware of investment risks.

The stock of the Company will resume trading at the opening of market on 26 June.

Board of Directors of Sichuan Shuijingfang Co., Ltd.
25 June 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 02 July 2018

By:___/s/ James Edmunds
James Edmunds
Deputy Company Secretary